HINDALCO

ADITYA BIRLA GROUP

82-3428

Ref: AJJ:ADS:117:2003

Date:-23rd October, 2003.

Securities and Exchange Comm[illegible]
Division of Corporate Finance
450 Fifth Street,
Washington D.C. 20549,
United States of America

Attn:- International Corporate Finance

Dear Sir,

Sub: Publication of Unaudited financial Results.

We are sending herewith a Statement showing the Unaudited Financial Results (Provisional) of the Company, for the Second Quarter and Half Year ended on 30th September, 2003 which are approved at the Meeting of the the Board of Directors of the Company held on **Thursday, 23rd October, 2003.**

Also find enclosed a copy of the Press Release.

We hope you will find this in order.

Thanking You,

For Hindalco Industries Limited

ANIL J. JHALA
JOINT-PRESIDENT (Treasury) &
Company secretary

Encl.: as above.

HINDALCO INDUSTRIES LIMITED
Regd. Office : Century Bhavan, 3rd Flr., Dr. Annie Besant Road, Worli, Mumbai - 400 025. • Tel.: 5662 6666 • Fax : 2422 7586 / 2436 2516 • Email : ajjhala@adityabirla.com
(Ahura Centre, 'B' Wing, 1st Floor, 82- Mahakali Caves Road, Andheri (E), Mumbai - 400 093. • Tel.: 5691 7000 • Fax : 5691 7001 • E-mail : share@hindalco.com)
Works : P.O. Renukoot, Pin : 231217, Dist. : Sonbhadra (U.P.) • Tel.: Pipri (05446) 252079 • Fax : (05446) 252107

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan",3rd Floor, Dr.Annie Besant Road, Worli, Mumbai-400 025

UNAUDITED FINANCIAL RESULTS (PROVISIONAL) FOR THE QUARTER ENDED 30TH SEPTEMBER, 2003

(Rupees in Million)

Particulars	Quarter ended 30/09/2003 (Unaudited)	Quarter ended 30/09/2002 (Unaudited)	Half year ended 30/09/2003 (Unaudited)	Half year ended 30/09/2002 (Unaudited)	Previous Accounting year ended 31/03/2003 (Audited)
1 **Net Sales**	14,748	12,059	26,303	24,038	49,755
2 **Other Income**	879	594	1,678	1,035	2,329
3 **Total Expenditure**	11,078	8,886	19,401	17,392	37,614
(a). (Increase)/Decrease in Stock in Trade	(759)	(490)	(1,244)	(1,312)	(237)
(b). Consumption of Raw Materials	7,966	5,680	13,174	11,672	23,280
(c). Staff Cost	587	553	1,172	1,076	2,228
(d). Manufacturing Expenses	2,543	2,375	4,897	4,478	9,125
(e). Other Expenditure	741	768	1,402	1,478	3,218
4 **Interest & Finance Charges**	422	306	873	657	1,201
5 **Gross Profit**	4,127	3,461	7,707	7,024	13,269
6 **Depreciation**	778	623	1,495	1,256	2,642
7 **Profit before Tax & Extraordinary Items**	3,349	2,838	6,212	5,768	10,627
8 **Extraordinary Items**	-	-	-	-	1,633
9 **Profit before Tax**	3,349	2,838	6,212	5,768	8,994
10 **Provision for Tax**	1,072	905	2,005	1,867	3,173
(a). Provision for Current Tax	631	644	1,119	1,347	2,520
(b). Provision for Deferred Tax	441	261	886	520	653
11 **Net Profit**	2,277	1,933	4,207	3,901	5,821
12 **Paid-up Equity Share Capital**					
(Face Value : Rs.10/- per Share)	925	737	925	737	925
13 **Reserves**					60,986
14 **Basic & Diluted EPS (Rs.)**	25	17	45	36	63
15 ***Aggregate of non-promoter shareholding***					
(a). Number of shares			69,940,048	56,745,609	69,941,682
(b). Percentage of shareholding			75.63%	76.99%	75.63%

SEGMENT-WISE REVENUE, RESULTS AND CAPITAL EMPLOYED UNDER CLAUSE 41 OF THE LISTING AGREEMENT

(Rupees in Million)

Particulars	Quarter ended 30/09/2003 (Unaudited)	Quarter ended 30/09/2002 (Unaudited)	Half year ended 30/09/2003 (Unaudited)	Half year ended 30/09/2002 (Unaudited)	Previo Accoun year en 31/03/2 (Audite
1. Segment Revenue					
(a). Aluminium Business	6,961	5,697	13,605	11,557	23,
(b). Copper Business	7,807	6,362	12,718	12,481	26,
	14,768	12,059	26,323	24,038	49,
Less: Inter Segment Revenue	20	-	20	-	
Net Sales/Income from operations	14,748	12,059	26,303	24,038	49,
2. Segment Results (Profit/Loss before Tax and interest from each Segment)					
(a). Aluminium Business	1,956	1,507	3,984	3,388	6,
(b). Copper Business	1,081	1,199	1,727	2,231	3,
	3,037	2,706	5,711	5,619	10,
Less: Interest & Finance Charges	(422)	(306)	(873)	(657)	(1,
	2,615	2,400	4,838	4,962	9,
Add: Other un-allocable Income net off un-allocable expenses	734	438	1,374	806	1,
Profit before Tax & Extraordinary Items	3,349	2,838	6,212	5,768	10,
3. Capital Employed (Segment assets-Segment liabilities)					
(a). Aluminium Business	39,291	34,801	39,291	34,801	38,
(b). Copper Business	26,696	23,784	26,696	23,784	24,
	65,987	58,585	65,987	58,585	62,

Notes:

1 The acquisition of Mount Gordon Copper Mine in Australia through investment in Birla Mineral Resources PTY Ltd., a wholly owned subsidiary, for gross consideration of Australian Dollars 21 Million is expected to be completed during third quarter of FY 04.

2 All facilities for the Company's brownfield expansion at Copper Division for enhancing smelting capacity from 150000 MTPA to 250000 MTPA have been installed and mechanical completion reached.

3 Sale of Di-ammonium Phosphate (DAP) and other complex fertilizers are covered under the concession scheme of the Government of India for decontrolled fertilizers. Pending declaration of final rate of concession, the concession under the scheme has been accounted for provisionally on estimated basis. Considering the recent developments in this respect, the estimates for earlier years have been revised and accordingly Rs. 375.81 Million, being revenue differential has been recognised and included in sales.

4 The Board of Directors, subject to approval of shareholders of the Company in General Meeting, has appointed Shri D. Bhattacharya as Managing Director of the Company with effect from 2nd October, 2003.

5 After completion of final offer to acquire remaining 36,25,919 equity shares of Indian Aluminium Company Ltd. (Indal) in August 2003 as per SEBI (Substantial acquisition of Shares & Takeovers) Regulations, 1997, the Company's total consolidated holding is 6,86,69,101 equity shares representing 96.37% equity capital of Indal.

6 In July 2003, the Company has exercised call option and redeemed 10.75% non convertible debentures of Rs.1000 Million. During the quarter the Company has also prepaid loans/debentures of Rs.1611 Million.

7 Pursuant to the special resolution passed by the shareholders in Annual General Meeting for delisting of the Company's Equity shares from three stock Exchanges, the Company has applied for delisting from *The Delhi Stock Exchange Association Limited, Madras Stock Exchange Limited* and Calcutta Stock Exchange Association Limited.

8 The Company has sold its entire holding of 3,915,871 equity shares in Indo Gulf Fertilizers Ltd. for a total consideration of Rs.293.48 Million.

9 Corresponding figures of second quarter and first half year of financial year 2002-03 have been restated for giving effect of amalgamation of remaining business (after demerger of fertilizer business at Jagdishpur) of Indo Gulf Corporation Limited with the Company w.e.f. 1st April, 2002. However, Paid-up Equity Share Capital, EPS and non-promoter shareholding figures have not been changed.

10 Disclosure relating to number of complaints from investors during the quarter:

Pending as on 01.07.2003	Received	Resolved	Pending as on 30.09.2003
2	5	5	2

11 The above results have been taken on record at the meeting of the Board of Directors of the Company held on Thursday, 23rd October, 2003.

12 The quarterly results for the period ended 30th September, 2003 have been reviewed by the Auditors.

By and on behalf of the Board

Place: Mumbai
Dated: 23rd October, 2003

D. Bhattacharya
Managing Director

HINDALCO
ADITYA BIRLA GROUP

PRESS RELEASE

Date: 23.10.2003

HINDALCO
THE ADITYA BIRLA GROUP'S FLAGSHIP COMPANY
Q2 FY 2003-04
POSTS GOOD PERFORMANCE

- **Turnover** Rs. 1,474.8 Crores ↑ 22.3%
- **PBDIT** Rs. 454.9 Crores ↑ 20.8%
- **Net Profit** Rs. 227.6 Crores ↑ 17.7%
- **EPS (for the Quarter) Rs. 24.6**

Financial Highlights

	Quarter ended 30th September FY 2004	Quarter ended 30th September FY 2003	% Growth	Half Year ended 30th September FY 2004	Half Year ended 30th September FY 2003	% Growth
Net Sales	**1,474.8**	**1,205.9**	**22.3**	**2,630.3**	**2,403.8**	**9.4**
PBDIT	**454.9**	**376.7**	**20.8**	**858.0**	**768.1**	**11.7**
Interest & Financing Charges	42.2	30.5	38.3	87.3	65.7	33.0
Depreciation	77.8	62.3	24.8	149.5	125.6	19.0
Profit before Tax (PBT)	**334.9**	**283.8**	**18.0**	**621.2**	**576.9**	**7.7**
Provision for Taxes	107.3	90.5	18.5	200.5	186.7	7.4
Net Profit	**227.6**	**193.4**	**17.7**	**420.6**	**390.2**	**7.8**
E.P.S. (Rs.)	**24.6**	**20.9**	**17.7**	**45.5**	**42.2**	**7.8**

Q2 Performance review

Hindalco, the flagship Company of the Aditya Birla Group, has reported a good performance for the 2nd Quarter ending September 30th, 2003.

The Company has achieved a turnover of Rs. 1,474.8 Crores, which is 22.3% higher than that of Rs. 1,205.9 Crores attained in the comparable quarter of the previous year. The Company's Profit before Depreciation, Interest and Taxes (PBDIT) is higher by 20.8% at Rs. 454.9 Crores vis-à-vis Rs. 376.7 Crores in the corresponding quarter of the earlier year. The Net Profit stands at Rs. 227.6 Crores, 17.7% up against Rs. 193.4 Crores in the corresponding quarter of the earlier year.

Of the Company's overall turnover of Rs. 1,474.8 Crores, the Aluminium business has contributed to Rs. 696.2 Crores, mirroring a 22.2% increase over Rs. 569.7 Crores in the corresponding quarter of last year. Higher volumes and a continued thrust on value added products have been its growth enablers.

In Aluminium, although international commodity prices were better during the quarter over the corresponding quarter last year, intensified competition in the marketplace and an appreciating rupee have resulted in only a marginal improvement in realisations. EBITDA margins at 36.0% have improved when compared to 33.7% reached in the corresponding quarter of the previous year despite higher cost of some inputs like caustic soda, CP Coke and Bauxite. This is on account of lower power cost, superior consumption norms and economies of scale.

The Copper business's Net Sales at Rs. 780.7 Crores vis-à-vis Rs. 636.2 Crores in the comparable quarter of the previous year, reflect a 22.7% rise. EBITDA margins fell from 22.2% last year to 16.8% in the current year. This is mainly due to lower realisations caused by falling TC / RC, an appreciating Rupee and adverse change in product and market mix.

Operational Review

Aluminium

Production in Aluminium surged on the back of increased capacities from the Brownfield expansion.

- Metal production touched 79,179 MT vis-à-vis 63,664 MT in the corresponding period last year, reflecting a rise of 24.4%. The additional production from the new Potlines was the main growth driver.
- Redraw Rods at 14,032 MT is 5.9% higher over the production of 13,252 MT in the comparable Quarter last year.
- Rolled product output of 18,604 MT remained flat as compared to 18,673 MT in the previous year.
- Extruded Products at 4,520 MT is down by 10.9% from 5,075 MT last year, because of weak demand.

- Production of Foil at 4,536 MT has declined by 2.4% over 4,646 MT attained in the corresponding period last year, largely due to market pressure.

- The output of Alumina which is a key input – was 134,405 MT, a growth of 13.4% over production of 118,528 MT in the comparable period of the previous year.

- Power export from the Company's Renusagar Power Plant was 1,303.8 MU, a 25.2% rise over 1,040.8 MU achieved in the corresponding period last year.

Copper

Production at the Company's Copper plant has risen during the quarter as follows.

- Copper Cathodes production rose by 6.2% from 46,074 MT to 48,940 MT.

- The output of value added Continuous Cast Copper Rods is higher by 6.8% to 21,695 MT vis-à-vis 20,309 MT.

- Sulphuric Acid production at 138,536 MT is higher by 6.6% over 130,009 MT.

- The production of DAP and Complex Fertilisers fell by 25.1% from 83,688 MT to 62,664 MT in line with the company's strategic marketing policy.

- The output of Gold surged by 29.4% from 1,299 Kg to 1,681 Kg.

- The production of Silver declined by 19.2% to 8,150 Kg vis-à-vis 10,082 Kg.

Brownfield Expansion

Aluminium

As reported earlier, the Brownfield expansion in Aluminium has been completed. The Company remains committed to deriving maximum benefit from it. Its current production is at the rate of 325,000 tpa which will rise gradually in the coming quarters to hover in the vicinity of 345,000 tpa.

Copper

In the Copper Division, the brownfield expansion will enhance smelting capacity from 150,000 MT to 250,000 MT annually. All the facilities have been installed and mechanically completed. After all clearances have been obtained, the additional production will go on-stream in the coming quarters.

In copper, the Company aspires to be among the top 10% cost competitive producers globally. To attain this stature, the Company is evaluating another low cost brownfield expansion at Dahej. This will enable the Company to fully exploit the infrastructure potential at Dahej while ensuring cost reduction and growth as a continuous measure.

Acquisition of Mount Gordon Mines at Australia

In September 2003, Hindalco's wholly owned Australian subsidiary, Birla Mineral Resources Pty Ltd., acquired the Mt. Gordon Mines in Australia for a total consideration of A$21 Million. The mine's reported resource is estimated at 20 million tons of ore grading 3.6% of copper with a significant exploration upside. The acquisition is a major strategic step in the Company's move to become a globally competitive, integrated copper player. The acquisition accords a significant opportunity to capture a greater portion of the copper value chain soon after having acquired the Nifty Copper Mines. The Mt Gordon Mines and Nifty Mines together would cater to approximately one third of the Company's concentrate requirements. The Company is exploring further acquisitions as well.

Fund Management:

The Company has not raised any debt during the Quarter under review. However, it exercised a call option and redeemed 10.75% non-convertible debentures of Rs. 100 Crores. As a part of prudent treasury operations, the Company has also pre-paid loans / debentures of Rs. 161.1 Crores.

Corporate Social Responsibility

Hindalco has received the "Asian CSR Award for Corporate Social Responsibility." The Asian CSR Awards are Asia's premier awards programme on corporate social responsibility. The program recognized and honoured Asian companies for outstanding, innovative and world-class products, services, projects and programmes implemented in 2002 / 2003. These projects demonstrate the Company's leadership, sincerity and ongoing commitment in incorporating ethical values, compliance with legal requirements, and respect for individuals, communities and the environment into the way they do business. More than 88 companies across 11 countries submitted over 148 projects. Of these, Hindalco's *Rural Poverty Alleviation Project* was adjudged the best.

The Prime Minister of Thailand presented the award on September 19, 2003 in Bangkok, at a gala dinner of the Asian Forum on Corporate Social Responsibility.

National Safety Award

The Company's Renukoot unit was awarded the National Safety award as a Runners-Up for the year 2001 under the category 'Factories working for one million man-hours or more.' The award received on September 17th at a function held at Vigyan Bhavan is a vindication of the Company's efforts to continually improve upon the standards of Occupational Health & Safety. This award is an addition to the many awards won by the company for the safety of its operations.

OUTLOOK

The Company continues to believe in the strong long-term fundamentals for both Aluminium and Copper which, in its view, promise exciting growth prospects. With a better than expected monsoon, the domestic economy is gathering pace. Globally, H2 2003 has seen the emergence of improving trends which are expected to be sustained. In particular, the ongoing strengthening of the US economy is expected to drive a global recovery. The economic fundamentals, which are critical to growth of metal consumption, are falling into place. In the world context, metal consumption remains strongly underpinned by China, the outlook for Japan is improving and Asia also provides support.

Aluminium

In the domestic market, Aluminium is set to grow well in FY 2004.

Initiatives such as the Electricity Act 2003, have led to the beefing up of the major Electrical segment. Economic fundamentals at home are leading to higher consumer confidence which is critical to increased consumption. Consequently, the auto sector has grown strongly and the outlook remains highly positive. Rising incomes, continuing tax breaks, the falling cost of money and growing financing options are encouraging growth in the Building and Construction segment.

Copper

In Copper, the domestic demand continues to be negative. However, globally demand is slated to grow by about 3.5% in 2003 supported by global economic recovery. Asia's growth rate for 2003 estimated at 7.2% with a total demand-supply gap of 2.2 million TPA in our focus market augurs well for the company. Copper prices are now improving and the average LME prices for 1st half year has moved to US$ 1697 from the last years' average of US$ 1564 during corresponding period of previous year.

The current spot market for copper concentrate is likely to ease at the end of the year after the mines announce reinstatement of cuts on account of improved LME.

Hindalco's Outlook

The Company remains confident of reaping a rich harvest from its three - pronged strategy of vertical integration, thrust on branding and continued emphasis on value added products.

***